Exhibit 99.1

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
 (unaudited in thousands of Canadian dollars)

	Notes	As at June 30, 2016	As at March 31, 2016	As at June 30, 2015
ASSETS
Current assets
Cash and cash equivalents		$87,367	$127,596	$105,088
Restricted cash		6,940	7,495	17,219
Trade and other receivables	5	349,954	362,255	385,838
Unbilled revenues		225,187	227,366	221,467
Accrued gas receivables		5,237	13,617	34,007
Gas delivered in excess of consumption		1,788	6,338	3,634
Gas in storage		17,118	3,068	11,927
Prepaid expenses, deposits and other current assets	6	103,249	114,684	76,455
Fair value of derivative financial assets	7	17,873	4,990	4,956
Corporate tax recoverable		6,112	10,079	12,892
		820,825	877,488	873,483
Non-current assets
Investments		6,556	7,049	9,583
Property, plant and equipment		25,127	25,045	23,407
Intangible assets		345,882	345,873	343,452
Contract initiation costs		-	-	10,050
Fair value of derivative financial assets	7	12,392	3,384	2,381
Deferred tax asset		18,310	40,950	7,339
		408,267	422,301	396,212
TOTAL ASSETS		$1,229,092	$1,299,789	$1,269,695

LIABILITIES AND DEFICIT

Current liabilities
Trade and other payables		$493,388	$511,276	$528,408
Accrued gas payable		4,198	11,253	20,264
Deferred revenue		14,197	22,953	6,696
Income taxes payable		2,867	9,287	8,937
Fair value of derivative financial liabilities	7	98,695	427,862	301,475
Provisions		13,412	13,573	14,304
Current portion of long-term debt	10	312,137	-	-
		938,894	996,204	880,084
Non-current liabilities
Long-term debt	10	325,013	660,543	676,149
Provisions		4,437	4,416	4,335
Deferred lease inducements		1,315	1,394	1,630
Fair value of derivative financial liabilities	7	149,122	286,952	234,086
Deferred tax liability		2,052	1,367	1,619
		481,939	954,672	917,819
TOTAL LIABILITIES		1,420,833	1,950,876	1,797,903
Deficit attributable to equity holders of the parent
Shareholders' capital	9	1,074,854	1,069,434	1,065,377
Equity component of convertible debentures		25,795	25,795	25,795
Contributed surplus		37,568	43,459	43,476
Deficit		(1,380,242)	(1,838,683)	(1,720,282)
Accumulated other comprehensive income	8	50,284	48,908	57,426
TOTAL DEFICIT		(191,741)	(651,087)	(528,208)
TOTAL LIABILITIES AND DEFICIT		$1,229,092	$1,299,789	$1,269,695

Commitments and Guarantees (Note 16)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2016	2015
OPERATIONS
Sales	13	$898,409	$933,015
Cost of sales		735,737	782,108
GROSS MARGIN		162,672	150,907
EXPENSES
Administrative		44,701	37,598
Selling and marketing		57,790	62,781
Other operating	12(a)	18,825	24,724
		121,316	125,103
Operating profit before the following		41,356	25,804
Finance costs	10	(17,973)	(16,856)
Change in fair value of derivative instruments	7	485,337	144,500
Other loss		(752)	(1,930)
Profit before income taxes		507,968	151,518
Provision for income taxes	11	25,297	21,847
PROFIT FOR THE PERIOD		$482,671	$129,671

Attributable to:
Shareholders of Just Energy		$477,234	$126,912
Non-controlling interest		5,437	2,759
PROFIT FOR THE PERIOD		$482,671	$129,671

Earnings per share available to shareholders	14
Basic		$3.24	$0.87
Diluted		$2.51	$0.71

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2016	2015
PROFIT FOR THE PERIOD		$482,671	$129,671

Other comprehensive income to be reclassified to profit or loss in subsequent periods:	8
Unrealized gain on translation of foreign operations		1,376	1,033
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of tax		1,376	1,033
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		$484,047	$130,704

Total comprehensive income attributable to:
Shareholders of Just Energy		$478,610	$127,945
Non-controlling interest		5,437	2,759
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		$484,047	$130,704

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes		2016	2015
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (deficit)
Accumulated deficit, beginning of period			$(165,963)	$(230,567)
Profit for the period, attributable to shareholders			477,234	126,912
Accumulated earnings (deficit), end of period			311,271	(103,655)

DIVIDENDS
Dividends, beginning of period			(1,672,720)	(1,597,928)
Dividends paid	15		(18,793)	(18,699)
Dividends, end of period			(1,691,513)	(1,616,627)
DEFICIT			$(1,380,242)	$(1,720,282)

ACCUMULATED OTHER COMPREHENSIVE INCOME	8
Accumulated other comprehensive income, beginning of period			$48,908	$56,393
Other comprehensive income			1,376	1,033
Accumulated other comprehensive income, end of period			$50,284	$57,426

SHAREHOLDERS' CAPITAL	9
Shareholders' capital, beginning of period			$1,069,434	$1,063,423
Share-based compensation awards exercised			5,420	1,954
Shareholders' capital, end of period			$1,074,854	$1,065,377

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period			$25,795	$25,795
Balance, end of period			$25,795	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period			$43,459	$44,062
Add: Share-based compensation awards	12(a)		1,477	1,346
Share-based compensation awards cancellations			(1,957)	-
Non-cash deferred share grant distributions			9	22
Less: Share-based compensation awards exercised			(5,420)	(1,954)
Balance, end of period			$37,568	$43,476

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders			(5,437)	(2,759)
Profit attributable to non-controlling interest			5,437	2,759
Balance, end of period		12	$-	$-

TOTAL DEFICIT			$(191,741)	$(528,208)
See accompanying notes to the interim condensed consolidated financial statements
4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30
 (unaudited in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2016	2015
OPERATING
Profit before income taxes		$507,968	$151,518

Items not affecting cash
Amortization of intangible assets and related supply contracts	12(a)	2,918	4,907
Amortization of contract initiation costs		-	10,117
Amortization of property, plant and equipment	12(a)	860	837
Amortization included in cost of sales		719	553
Share-based compensation	12(a)	1,477	1,346
Financing charges, non-cash portion		3,724	3,495
Other		(90)	(81)
Change in fair value of derivative instruments		(485,337)	(144,500)
		(475,729)	(123,326)
Adjustment required to reflect net cash receipts from gas sales		5,256	8,383
Net change in non-cash working capital balances		(11,933)	24,115
		25,562	60,690
Income taxes paid		(6,515)	(6,417)
Cash inflow from operating activities		19,047	54,273

INVESTING
Purchase of property, plant and equipment		(1,722)	(1,047)
Purchase of intangible assets		(3,142)	(2,240)
Restricted cash		513	-
Cash outflow from investing activities		(4,351)	(3,287)

FINANCING
Dividends paid		(18,784)	(18,677)
Repayment of long-term debt		(25,966)	(1,234)
Distributions to minority shareholder		(5,437)	(2,759)
Cash outflow from financing activities		(50,187)	(22,670)

Effect of foreign currency translation on cash balances		(4,738)	(2,042)

Net cash inflow (outflow)		(40,229)	26,274
Cash and cash equivalents, beginning of period		127,596	78,814

Cash and cash equivalents, end of period		$87,367	$105,088

Supplemental cash flow information:
Interest paid		$15,023	$16,462

See accompanying notes to the interim condensed consolidated financial statements
5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. ("JEGI", "Just Energy" or the "Company") is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on August 10, 2016.

2.	OPERATIONS

Just Energy is an energy management solutions provider specializing in electricity, natural gas, and solar and green energy. The Company operates in the United States, Canada and the United Kingdom, offering a wide range of energy products and home energy management services including long-term fixed-price, variable-price, and flat-bill programs, smart thermostats, and residential solar panel installations. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. ("ecobee"), a company in which Just Energy holds a 10% equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run-of-the-river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses.  Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, "Just Ventures"), a joint venture in which Just Energy holds a 50% equity interest. Just Energy has also entered into a partnership to act as an originator of residential solar deals that are financed and installed by Spruce Finance Inc. (formerly Clean Power Finance).

3.	FINANCIAL STATEMENT PREPARATION
(a)	Statement of compliance with IFRS
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain informa-tion and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting
These interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2016 and 2015.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2017, due to seasonal variations resulting in fluctuations in quarterly results.  Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.  For the 12 months ended June 30, 2016, Just Energy reported gross margin of $714,053 (2015 - $627,586) and profit of $435,494 (2015 – loss of $275,119).

(c)	Principles of consolidation
The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2016. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.       ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the interim condensed consolidated financial statements are disclosed below.  Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments ("IFRS 9") was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.
7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue from Contracts with Customers, ("IFRS 15") establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities.  The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

IAS 7, Statement of Cash Flows ("IAS 7") has been amended by the IASB to introduce additional disclosure that will allow users to understand changes in liabilities arising from financing activities. This amendment to IAS 7 is effective for annual periods beginning or after January 1, 2017. Management is currently evaluating the impact of these amendments on the consolidated financial statements.

5. TRADE AND OTHER RECEIVABLES
	As at	As at	As at
	June 30, 2016	March 31, 2016	June 30, 2015
Trade account receivables, net	$271,530	$274,365	$302,916
Other	78,424	87,890	82,922
	$349,954	$362,255	$385,838

6. PREPAID EXPENSES, DEPOSITS, AND OTHER CURRENT ASSETS
	As at	As at	As at
	June 30, 2016	March 31, 2016	June 30, 2015
Prepaid expenses and deposits	$63,483	$62,330	$35,988
Green certificates	39,766	52,354	40,467
	$103,249	$114,684	$76,455

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7.	FINANCIAL INSTRUMENTS
(a)	Fair value of derivative financial instruments
The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

The following table illustrates gains (losses) related to Just Energy's derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as other assets and other liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
Change in fair value of derivative instruments

Physical forward contracts and options (i)	$354,512	$84,277
Financial swap contracts and options (ii)	109,285	55,874
Foreign exchange forward contracts	(1,814)	2,237
Share swap	410	886
Liability associated with exchangeable shares and equity-based compensation	70	114
Eurobond conversion feature	12,708	1,066
Other derivative options	10,166	46
Change in fair value of derivative instruments	$485,337	$144,500

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at June 30, 2016:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts and options (i)	$7,463	$8,544	$21,576	$60,086
Financial swap contracts and options (ii)	2,035	906	76,909	65,633
Foreign exchange forward contracts	645	-	-	433
Share swap	-	-	-	13,407
Eurobond Conversion Feature	-	-	-	9,563
Other derivative options	7,730	2,942	210	-
As at June 30, 2016	$17,873	$12,392	$98,695	$149,122

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at March 31, 2016;

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts and options (i)	$1,109	$1,752	$276,211	$149,478
Financial swap contracts and options (ii)	1,269	1,269	151,371	100,915
Foreign exchange forward contracts	2,496	-	-	470
Share swap	-	-	-	13,818
Eurobond Conversion Feature	-	-	-	22,271
Other derivative options	116	363	280	-
As at March 31, 2016	$4,990	$3,384	$427,862	$286,952

The following table summarizes certain aspects of the derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at June 30, 2015:

	Other financial assets (current)	Other financial assets (non-current)	Other financial liabilities (current)	Other financial liabilities (non-current)

Physical forward contracts and options (i)	$2,765	$73	$212,127	$143,596
Financial swap contracts and options (ii)	2,064	12	88,984	68,000
Foreign exchange forward contracts	-	-	138	-
Share swap	-	-	-	16,665
Eurobond Conversion Feature	-	-	-	5,825
Other derivative options	127	2,296	226	-
As at June 30, 2015	$4,956	$2,381	$301,475	$234,086

Below is a summary of the financial instruments classified through profit and loss as at June 30, 2016, to which Just Energy has committed:

(i)   Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 35,317,483 MWh, a weighted average price of $48.41/MWh and expiry dates up to December 31, 2021.

•	Natural gas contracts with a total remaining volume of 65,233,509 GJs, a weighted average price of $3.78 and expiry dates up to March 31, 2021.

•	Renewable energy certificates and emission reduction credit contracts with a total remaining volume of 8,057,848 MWh and 1,200,000 tonnes respectively, a weighted average price of $18.88/REC and $3.51/tonne, respectively, and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 9,228 MWCap, a weighted average price of $7,839.24/MWCap and expiry dates up to October 31, 2020.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)   Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 24,627,410 MWh, an average price of $46.61/MWh and expiry dates up to December 31, 2021.

•	Natural gas contracts with a total remaining volume of 124,884,264 GJs, an average price of $4.00/GJ and expiry dates up to March 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 440 MWCap, a weighted average price of $3,797.65/MWCap and expiry dates up to October 31, 2018.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other assets' balance recognized in the interim condensed consolidated financial statements.

Share swap agreement

The Company has entered into a share swap agreement to manage the statements of income volatility associated with the Company's restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value as other non-current financial liabilities on the interim condensed consolidated statements of financial position.  Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

Fair value ("FV") hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange ("NYMEX") financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy's contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the three months ended June 30, 2016 or the year ended March 31, 2016.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the market risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$30,265	$30,265
Derivative financial liabilities	-	(28,597)	(219,220)	(247,817)
Total net derivative liabilities	$-	$(28,597)	$(188,955)	$(217,552)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$8,374	$8,374
Derivative financial liabilities	-	(68,209)	(646,605)	(714,814)
Total net derivative liabilities	$-	$(68,209)	$(638,231)	$(706,440)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2015:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$7,337	$7,337
Derivative financial liabilities	-	(45,692)	(489,869)	(535,561)
Total net derivative liabilities	$-	$(45,692)	$(482,532)	$(528,224)

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:

(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12-15 month forward curve,
(ii) discount for counterparty non-performance risk up to 5%, and
(iii) discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	June 30, 2016	March 31, 2016	June 30, 2015
Balance, beginning of period	$(638,231)	$(623,924)	$(623,924)
Total gains (losses)	250,592	(252,062)	(7,534)
Purchases	26,685	(116,916)	(6,494)
Sales	(2,141)	2,717	44
Settlements	174,140	351,954	155,376
Balance, end of period	$(188,955)	$(638,231)	$(482,532)

(b)	Classification of non-derivative financial assets and liabilities

As at June 30, 2016 and March 31, 2016, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at June 30, 2016 of $661,760 (March 31, 2016 - $689,714) and the interest payable on outstanding amounts is at rates that vary with bankers' acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $320 million, $100 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $320 million, $100 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy's financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and U.K. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy's income, as a portion of Just Energy's income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and the U.K., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended June 30, 2016, assuming that all the other variables had remained constant, profit for the period would have been $21,056 higher/lower and other comprehensive income would have been $35,178 lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy's current exposure to interest rates does not economically warrant the use of derivative instruments. The Company's exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $4 in profit before income taxes for the three months ended June 30, 2016 (2015 – $nil).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established.  Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended June 30, 2016 would have increased (decreased) by $239,489 ($238,774) primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended June 30, 2016 would have increased (decreased) by $217,647 ($217,091) primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2016	March 31, 2016	June 30, 2015

Current	$116,471	$104,275	$122,293
1 – 30 days	31,821	33,984	26,423
31 – 60 days	10,560	13,129	7,165
61 – 90 days	7,305	6,603	6,798
Over 90 days	30,409	48,382	50,883
	$196,566	$206,373	$213,562

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Changes in the allowance for doubtful accounts were as follows:

	June 30, 2016	March 31, 2016	June 30, 2015

Balance, beginning of period	$58,789	$58,314	$58,314
Provision for doubtful accounts	13,570	68,531	17,634
Bad debts written off	(36,222)	(60,304)	(13,241)
Other	1,169	(7,752)	(3,754)
Balance, end of period	$37,306	$58,789	$58,953

In the remaining markets, the local distribution companies ("LDCs") provide collection services and assume the risk of any bad debts owing from Just Energy's customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2016, the estimated counterparty credit risk exposure amounted to $30,265 (2015 - $7,337), representing the risk relating to the Company's exposure to derivatives that are in an asset position.

(iii)    Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy's financial liabilities as at June 30, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$493,388	$493,388	$493,388	$-	$-	$-
Long-term debt[1]	637,149	669,226	320,471	155,000	193,755	-
Derivative instruments	247,817	3,832,158	1,743,305	1,765,526	283,938	39,389
	$1,378,354	$4,994,772	$2,557,164	$1,920,526	$477,693	$39,389

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at March 31, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$511,276	$511,276	$511,276	$-	$-	$-
Long-term debt[1]	660,543	696,221	-	501,416	194,805	-
Derivative instruments	714,814	3,808,888	2,099,984	1,442,238	231,227	35,439
	$1,886,633	$5,016,385	$2,611,260	$1,943,654	$426,032	$35,439

As at June 30, 2015:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$528,408	$528,408	$528,408	$-	$-	$-
Long-term debt[1]	676,149	719,625	-	432,275	287,350	-
Derivative instruments	535,561	3,948,716	1,999,577	1,600,496	306,387	42,256
	$1,740,118	$5,196,749	$2,527,985	$2,032,771	$593,737	$42,256
1 Included in long-term debt are the $320,471 and $100,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at June 30, 2016, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	40,092	33,486	812	-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at June 30, 2016, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $3,801 (2015 - $1,822) to accommodate for its counterparties' risk of default.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME
	For the three months ended June 30, 2016

		Foreign currency
		translation adjustments
	Balance, beginning of period	$48,908
	Other comprehensive income to be reclassified to profit or loss in subsequent periods:
	Unrealized foreign currency translation adjustment	1,376
	Balance, end of period	$50,284

	For the three months ended June 30, 2015

		Foreign currency
		translation adjustments
	Balance, beginning of period	$56,393
	Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
	Unrealized foreign currency translation adjustment	1,033
	Balance, end of period	$57,426

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	SHAREHOLDERS' CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value.  Shares outstanding have no preferences, rights or restrictions attached to them.  Details of issued and outstanding shareholders' capital are as follows:
	Three months ended		Year ended		Three months ended
	June 30, 2016		March 31, 2016		June 30, 2015
	Shares	Amount	Shares	Amount	Shares	Amount
Issued and outstanding
Balance, beginning of period	147,183,778	$1,069,434	146,559,176	$1,063,423	146,559,176	$1,063,423
Share-based awards exercised	531,699	5,420	624,602	6,011	226,934	1,954
Balance, end of period	147,715,477	$1,074,854	147,183,778	$1,069,434	146,786,110	$1,065,377

Dividend reinvestment plan

Under Just Energy's dividend reinvestment plan ("DRIP"), prior to suspension on January 1, 2015, Canadian shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for the five trading days preceding the applicable dividend payment date, providing that the common shares are issued from treasury and not purchased on the open market.

10.	LONG-TERM DEBT AND FINANCING

	June 30, 2016	March 31, 2016	June 30, 2015
Credit facility (a)	$-	$-	$-
Less: Debt issue costs (a)	(2,672)	(2,980)	-
Senior unsecured note (b)	55,000	80,000	105,000
Less: Debt issue costs (b)	(3,455)	(3,706)	(4,726)
$330 million convertible debentures (c)	312,137	311,028	310,705
$100 million convertible debentures (d)	93,804	93,637	91,981
US$150 million convertible bonds (e)	182,336	182,564	173,189
	637,150	660,543	676,149
Less: Current portion	(312,137)	-	-
	$325,013	$660,543	$676,149

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Senior unsecured note (b)	$-	$55,000	$-	$-	$55,000
$330 million convertible debentures (c)	320,471	-	-	-	320,471
$100 million convertible debentures (d)	-	100,000	-	-	100,000
US$150 million convertible bonds (e)	-	-	193,755	-	193,755
	$320,471	$155,000	$193,755	$-	$669,226

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the three months ended June 30. Interest is expensed based on the based on the effective interest rate.

	2016	2015
Credit facility (a)	$1,991	$1,472
Senior unsecured note (b)	3,419	2,883
$330 million convertible debentures (c)	6,896	6,720
$100 million convertible debentures (d)	1,604	1,974
US$150 million convertible bonds (e)	3,969	3,720
Unwinding of discount on provisions	94	87
	$17,973	$16,856

(a)	As at March 31, 2016, Just Energy has a credit facility of $277.5 million. The current syndicate of lenders includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Under the terms of the credit facility, Just Energy is able to make use of Bankers' Acceptances and LIBOR advances at stamping fees 3.40%, prime rate advances at rates of interest bank prime plus 2.40%, and letters of credit at 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2016, the Canadian prime rate was 2.70% and the U.S. prime rate was 3.50%. As at June 30, 2016 and March 31, 2016, no amount has been drawn against the facility. Total letters of credit outstanding as of June 30, 2016, amounted to $132.6 million (March 31, 2016 - $130.0 million).  As at June 30, 2016, Just Energy has $139.9 million of the facility remaining for future working capital and security requirements. Just Energy's obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2016, the Company was compliant with all of these covenants.

(b)	On June 30, 2016, Just Energy early redeemed $25 million of the senior unsecured note, resulting in a balance outstanding of $55 million. The senior unsecured note bears interest at 9.75% and matures in June 2018. The senior unsecured note is subject to certain financial and other covenants and as of June 30, 2016, all of the covenants had been met.

In conjunction with the covenant requirements associated with the issuance of the senior unsecured notes, the following represents select financial disclosure for the "Restricted Subsidiaries" as defined within the Note Indenture, which generally excludes the U.K. operations.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months ended	Three months ended
	June 30, 2016	June 30, 2015
Sales	$778,835	$854,883
Gross margin	148,528	143,174
Finance costs	17,973	16,853
Profit for the period	442,541	128,615
Non-cash financing costs	3,416	3,495
Share-based compensation	1,477	1,345
Income tax paid	16,618	6,417

(c)	In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the "$330 million convertible debentures"). The $330 million convertible debentures bear interest at a rate of 6% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share. During the three months ended June 30, 2016, interest expense amounted to $6,896. The $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Company may, at its own option, on not more than 60 days' and not less than 40 days' prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $33,914. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15,728 and reduced the value of the equity component of convertible debentures by this amount. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

During the three months ended June 30, 2016, the Company purchased and retired $945 (2015 - $1,226) of these convertible debentures.  During the period, the Company paid $966 (2015 - $1,201), reducing the net book value by $914 (2015 - $1,234) and the loss was recorded as an increase to interest expense.  As at June 30, 2016, the face value of this debenture was $320,471 (2015 - $327,275).

(d)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the "$100 million convertible debentures"), which was used to fund an acquisition. The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. Prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(e)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the "$150 million convertible bonds"). The $150 million convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year with a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the $150 million convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a Conversion Right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the $150 million convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the $150 million convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the $150 million convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. As at June 30, 2016, the fair value of this conversion feature is US$7,403 and is included in other non-current financial liabilities.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

11.	INCOME TAXES
	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
Current income tax expense	$2,055	$2,119
Deferred tax expense	23,242	19,728
Provision for income taxes	$25,297	$21,847

12.	OTHER EXPENSES

(a)	Other operating expenses
	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
Amortization of other intangible assets	$2,918	$4,907
Amortization of property, plant and equipment	860	837
Bad debt expense	13,570	17,634
Share-based compensation	1,477	1,346
	$18,825	$24,724

(b)	Employee benefits expense
	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
Wages, salaries and commissions	$53,755	$49,331
Benefits	8,053	7,887
	$61,808	$57,218

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy's reportable segments include the following: Consumer Energy and Commercial Energy.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$464,066	$434,343	$898,409
Gross margin	124,748	37,924	162,672
Amortization of property, plant and equipment	797	63	860
Amortization of intangible assets	2,408	510	2,918
Administrative expenses	34,149	10,552	44,701
Selling and marketing expenses	35,402	22,388	57,790
Other operating expenses	11,252	3,795	15,047
Operating profit for the period	$40,740	$616	$41,356
Finance costs			(17,973)
Change in fair value of derivative instruments			485,337
Other expense			(752)
Provision for income taxes			25,297
Profit for the period			$482,671
Capital expenditures	$1,148	$574	$1,722
Total goodwill	$142,756	$137,158	$279,914
Total assets	$876,775	$352,317	$1,229,092
Total liabilities	$1,248,518	$172,315	$1,420,833

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2015

	Consumer	Commercial
	division	division	Consolidated

Sales	$484,429	$448,586	$933,015
Gross margin	116,477	34,430	150,907
Amortization of property, plant and equipment	785	52	837
Amortization of intangible assets	2,521	2,386	4,907
Administrative expenses	27,939	9,659	37,598
Selling and marketing expenses	37,403	25,378	62,781
Other operating expenses	16,620	2,360	18,980
Operating profit (loss) for the period	$31,209	$(5,405)	$25,804
Finance costs			(16,856)
Change in fair value of derivative instruments			144,500
Other expense			(1,930)
Provision for income taxes			21,847
Profit for the period			$129,671
Capital expenditures	$698	$349	$1,047
Total goodwill	$140,106	$136,156	$276,262
Total assets	$679,848	$589,847	$1,269,695
Total liabilities	$1,347,421	$450,482	$1,797,903

Sales from external customers
	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
Canada	$100,723	$133,693
United States	678,558	721,295
United Kingdom	119,128	78,027
Total	$898,409	$933,015

The revenue is based on the location of the customer.

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:
	As at June 30, 2016	As at March 31, 2016	As at June 30, 2015
Canada	$195,229	$194,236	$194,400
United States	174,926	175,758	171,850
United Kingdom	854	924	609
Total	$371,009	$370,918	$366,859

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14. EARNINGS PER SHARE
	For the three	For the three
	months ended	months ended
	June 30, 2016	June 30, 2015
BASIC EARNINGS PER SHARE
Earnings available to shareholders	477,234	126,912
Basic shares outstanding	147,276,020	146,602,296
Basic earnings per share available to shareholders	$3.24	$0.87

DILUTED EARNINGS PER SHARE
Earnings available to shareholders	477,234	126,912
Adjustment for dilutive impact of convertible debentures	206	8,418
Adjusted earnings available to shareholders	$477,440	$135,330
Basic shares outstanding	147,276,020	146,602,296
Dilutive effect of:
Restricted share grants	3,123,720	3,445,874
Deferred share grants	70,012	174,249
Convertible debentures	39,933,526	39,830,618
Shares outstanding on a diluted basis	190,403,278	190,053,037
Diluted earnings per share available to shareholders	$2.51	$0.71

15.	DIVIDENDS PAID

For the three months ended June 30, 2016, dividends of $0.125 (2015 - $0.125) per share were declared by Just Energy. These dividends amounted to $ 18,793 (2015 - $18,699), and were approved during the period by the Board of Directors and were paid out during the period.

16.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2016

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	4,590	9,534	6,476	8,002	28,602
Gas and electricity contracts	1,743,305	1,765,526	283,938	39,389	3,832,158
	$1,747,895	$1,775,060	$290,414	$47,391	$3,860,760

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long‑term contracts with customers to supply gas and electricity.  These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2016 amounted to $46,405.

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at June 30, 2016, Just Energy had total letters of credit outstanding in the amount of $132.6 million (Note 10(a)).

17.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period's interim condensed consolidated financial statements.

26.